UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

GENTEK INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37245X203

(CUSIP Number)

October 11, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

_________________________________

1/  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

1

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Pamet Capital Management, L.P.

Pamet Capital Management, LLC

David Abrams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

CUSIP NO.

Number of Shares Beneficially Owned by Each Reporting Person With

5  Sole Voting Power

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

6  Shared Voting Power

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

Refer to Item 4 below.

7  Sole Dispositive Power

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

8  Shared Dispositive Power

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11

Percent of Class Represented by Amount in Row (9)

Abrams Capital Partners II, L.P. - 12.78%

Abrams Capital, LLC - 16.38%

Pamet Capital Management, L.P. - 17.65%

Pamet Capital Management, LLC - 17.65%

David Abrams - 17.65%

Refer to Item 4 below.

12

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Liability Company)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Liability Company)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

CUSIP NO.

Item 1.

(a)	Name of Issuer
Gentek Inc.
(b)	Address of Issuer's Principal Executive Offices
90 East Halsey Road, Parsippany, NJ 07054

Item 2.

(a)	Name of Person Filing
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
(b)	Address of Principal Business Office or, if none, Residence
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor Boston, MA 02116
(c)	Citizenship
Abrams Capital Partners II, L.P. - Delaware Abrams Capital, LLC - Delaware Pamet Capital Management, L.P. - Delaware Pamet Capital Management, LLC - Delaware David Abrams - United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
37245X203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP NO.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

(b)	Percent of Class**
Abrams Capital Partners II, L.P. - 12.78% Abrams Capital, LLC - 16.38% Pamet Capital Management, L.P. - 17.65% Pamet Capital Management, LLC - 17.65% David Abrams - 17.65%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Abrams Capital Partners II, L.P. - 0 shares Abrams Capital, LLC - 0 shares Pamet Capital Management, L.P. - 0 shares Pamet Capital Management, LLC - 0 shares David Abrams - 0 shares

CUSIP NO.

(ii)	shared power to vote or to direct the vote**

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

(iii)	sole power to dispose or to direct the disposition of**
Abrams Capital Partners II, L.P. - 0 shares Abrams Capital, LLC - 0 shares Pamet Capital Management, L.P. - 0 shares Pamet Capital Management, LLC - 0 shares David Abrams - 0 shares
(iv)	shared power to dispose or to direct the disposition of**

Abrams Capital Partners II, L.P. - 1,479,743 shares

Abrams Capital, LLC - 1,896,932 shares

Pamet Capital Management, L.P. - 2,044,211 shares

Pamet Capital Management, LLC - 2,044,211 shares

David Abrams - 2,044,211 shares

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent 549,374 shares of common stock and an aggregate of 930,368 shares issuable upon the exercise of 288,263 Tranche B and Tranche C Warrants beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC represent (i) the above-referenced shares beneficially owned by ACP II and (ii) an aggregate of 161,600 shares of common stock and an aggregate of 255,589 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by private investment funds. Abrams Capital, LLC is the general partner of ACP II and of such private investment funds. Shares reported herein for David Abrams, Pamet Capital Management, L.P. (“Pamet LP”) and Pamet Capital Management, LLC (“Pamet LLC”) represent (i) the above-referenced shares beneficially owned by Abrams Capital, LLC and (ii) 52,100 shares of common stock and an aggregate of 95,179 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by private investment funds of which Pamet LP is investment manager and, in some cases, of which Abrams Capital, LLC is general partner. Pamet LLC is the General Partner of Pamet LP. Mr. Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the Tranche B Warrants and Tranche C Warrants is exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP NO.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	October 11, 2006

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually